Exhibit 99.3

Addex Reports 2020 Half-Year Financial Results and Provides Corporate Update

Geneva, Switzerland, August 12, 2020 — Addex Therapeutics (SIX: ADXN and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, today reported its second quarter and half-year financial results for the periods ended June 30, 2020 and provided an update on corporate activities.

H1 2020 Operating Highlights:

•                  Completed first half 2020 with a liquidity position of CHF 20.7 million of cash and cash equivalents

•                  Announced ADX71149 (JNJ-40411813) to start Phase 2a study in epilepsy in early 2021

•                  Constituted scientific advisory board and appointed Darryle D. Schoepp PhD, one of the world’s leading and most successful neuroscience drug developers, as Chairman

•                  Dipraglurant ready to start dosing patients in pivotal registration study in levodopa induced dyskinesia associated with Parkinson’s disease (PD-LID) once restrictions in US healthcare system associated with the global Covid-19 crisis are lifted

•                  Advanced GABAB positive allosteric modulator (PAM) research program towards clinical candidate selection

•                  Advanced mGlu7 negative allosteric modulator (NAM) research program towards clinical candidate selection

•                  Listed American Depositary Shares (ADS) representing our ordinary shares on the Nasdaq Stock Market on January 29, 2020

“During the first half, we have continued to execute on our strategy and add value to Addex. The decision by Janssen to advance ADX71149 (JNJ-40411813) into Phase 2 in 2021 is especially important as we now have two active clinical programs and a pipeline of earlier stage compounds advancing towards the clinic,” said Tim Dyer CEO of Addex.  “We are particularly looking forward to the second half of 2020 as we hope to be able to dose the first patients in the planned pivotal study of dipraglurant in PD-LID.”

Key Financial Data of the second quarter and the first half 2020:

CHF’ thousands	Q2 20	Q2 19	Change	H1 20	H1 19	Change
Income	933	525	408	1,885	1,227	658
R&D expenses	(2,319)	(3,411)	1,092	(5,872)	(5,894)	22
G&A expenses	(1,588)	(1,478)	(110)	(3,260)	(2,821)	(439)
Total operating loss	(2,974)	(4,364)	1,390	(7,247)	(7,488)	241
Finance result, net	(141)	(136)	(5)	(174)	(53)	(121)
Net loss for the period	(3,115)	(4,500)	1,385	(7,421)	(7,541)	120
Basic and diluted net loss per share	(0.12)	(0.17)	0.05	(0.28)	(0.29)	0.01
Net decrease in cash and cash equivalents	(6,455)	(2,111)	(4,344)	(10,506)	(4,924)	(5,582)
Cash and cash equivalents as of June 30	20,671	36,748	(16,077)	20,671	36,748	(16,077)
Shareholders’ equity as of June 30	18,801	32,273	(13,472)	18,801	32,273	(13,472)

Financial Summary

Income increased by CHF 0.7 million to CHF 1.9 million in the first half of 2020 compared to CHF 1.2 million in the first half of 2019, primarily due to research funding from Indivior under our GABAB PAM partnership. Of this increase in income, CHF 0.4 million was attributable to the second quarter 2020.

Research and development expenses remained stable at CHF 5.9 million in the first half of 2020 compared to the first half of 2019 and related primarily to dipraglurant PD-LID and GABAB PAM programs. During the second quarter of 2020, these expenses decreased by CHF 1.1 million, compared to the second quarter of 2019 primarily due to reduced spending on dipraglurant PD-LID program following the suspension of initiation of the Phase 2b/3 pivotal study in PD-LID.

G&A expenses increased by CHF 0.4 million to CHF 3.3 million in the first half of 2020, compared to CHF 2.8 million in the first half of 2019, primarily due to  costs related to the listing of ADSs on the Nasdaq Stock Market. During the second quarter of 2020, G&A slightly increased by CHF 0.1 million compared to the second quarter of 2019 mainly due to ongoing costs associated with our US listing.

The net loss for the first half 2020 was CHF 7.4 million compared to CHF 7.5 million for the first half of 2019 and CHF 3.2 million for the second quarter of 2020 compared to CHF 4.5 million for the same period in 2019.

Basic and diluted loss per share decreased to CHF 0.28 for the first half of 2020, compared to CHF 0.29 for the first half of 2019. For the second quarter of 2020, the basic and diluted loss per share decreased to CHF 0.12 compared to CHF 0.17 for the second quarter 2019.

Cash and cash equivalents amounted to CHF 20.7 million at June 30, 2020 compared to CHF 36.7 million at June 30, 2019 and CHF 31.5 million at December 31, 2019. The decrease was primarily due to cash used in operating activities.

2020 Condensed Consolidated Interim Financial Statements:

The half year 2020 financial report can be found on the Company’s website in the investor/download section here.

Conference Call Details:

A conference call will be held today, Wednesday, August 12, 2020 at 4:00 p.m. CEST / 3:00 p.m BST / 10:00 a.m EST, to review the financial results. Tim Dyer, Chief Executive Officer; Roger Mills, Chief Medical officer; and Robert Lütjens, Co-Head of Discovery (Biology), will deliver a brief presentation followed by a Q&A session.

Joining the Conference Call:

1.              In the 10 minutes prior to the call start time, call the appropriate participant dial-in number.

Dial-In Numbers:

•	Switzerland	+ 41445806522
•	UK	+ 442030092470
•	USA	+ 18774230830
•	Other countries’ numbers

2.              Provide the operator with the Participant PIN Code: 22285484#

Joining the Live Event Online:

1.              In the 10 minutes prior to the call start time, sign in online by following this Webex Link.

2.              Password : Welcome

About Addex Therapeutics:

Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to conventional “orthosteric” small molecule or biological drugs. Addex’s allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex’s lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is ready to start  a pivotal registration clinical trial for Parkinson’s disease levodopa induced dyskinesia (PD-LID) subject to restrictions in US healthcare system associated with the global Covid-19 crisis being lifted. Addex is also investigating dipraglurant’s therapeutic use in dystonia in preclinical models. Addex’s second clinical program, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration withJanssen Pharmaceuticals, Inc, is scheduled to enter a phase 2a proof of concept  clinical study for the treatment of epilepsy in early 2021. Addex’s GABAB PAM program has been licensed to Indivior PLC for the treatment of addiction. Preclinical programs include GABAB PAM for CMT1A, mGlu7 NAM for PTSD, mGlu2 NAM for mild neurocognitive disorders, mGlu4 PAM for Parkinson’s disease and mGlu3 PAM for neurodegenerative disorders.

Press Contacts:

Tim Dyer	Mike Sinclair
Chief Executive Officer	Partner, Halsin Partners
Telephone: +41 22 884 15 55	+44 (0)20 7318 2955
Email: PR@addextherapeutics.com	msinclair@halsin.com

Forward Looking Statements:

Certain statements made in this announcement are forward-looking statements including with respect to the anticipated timing of the Company’s clinical trials and the reporting of data therefrom. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including relays resulting from the COVID-19 pandemic and healthcare regulatory considerations. The Company cautions securityholders and prospective securityholders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.